Request for Extension of Time to File N-SAR
re:  DK Investors, Inc.
CIK: 0000277905

On behalf of our client, DK Investors, Inc., we are requesting an additional two weeks to file the N-SAR for the period ending 12/31/98. We have not yet received the figures from the accountant that we need to file the N-SAR.

A paper form for Extension was mailed on Friday, February 26. I was informed yesterday by telephone from the Securities and Exchange Commission that an electronic filing was required, which explains the delay in filing this form.